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Registration No. 333-180974

September 9, 2014

World Gold Council’s Artigas Discusses Current Gold Market Trends

Radio Broadcast and Podcast on the ETF Store’s ETF Expert Corner September 2, 2014

Nathan: We’ve been talking gold this morning, and I’m now pleased to welcome to the show, just a tremendous all around resource on gold and gold demand, Juan Carlos Artigas, Director of Investment Research at the World Gold Council. Juan Carlos, as always, just a pleasure to have you with us this morning.

Juan Carlos: Thank you so much for the invitation, Nathan. It’s great to be here.

N: Juan Carlos, before we get into gold and gold demand, can you tell our listeners just a little bit about the World Gold Council and what the organization does?

JC: Absolutely. Yeah, so we’re the market development organization for the gold industry, and I think it’s a very broad, interesting organization because we cover all aspects of the gold market. We have programs in jewelry, we have programs in investment, we have programs in public policy and central banks, as well as programs for applications for gold in technology. So we really cover the whole spectrum of gold and at the same time, we have offices located in various parts of the world, including, of course, the U.S., as well as Europe, in the UK, where the headquarters are, Japan, India, and China, which are as, you know, some of the major consumers of gold demand.

So we again have a very broad view of the gold market, and our purpose is to educate and give insight to investors in particular on the investment side, producing research. As you said, my role is for investment, the Director of Investment Research, so we try to provide investors with the best, available research for gold, so that you understand that in the context of a portfolio how it works, what it does, what it doesn’t do. And we also devote quite a bit of time to the demand side of things, as well as providing investors and helping the market find new ways and new alternatives to access the market, on top of all the other programs that I mentioned.

N: Speaking of the demand side of gold, one of the things the World Gold Council publishes is a quarterly gold demand trends report. The second quarter report was just released a few weeks ago. And for our listeners, you can download this report for free by going to gold.org. But Juan Carlos, what were some of the key takeaways from this report, just high level in terms of recent gold demand trends?

JC: Absolutely, yeah, it was an interesting quarter for many reasons. So gold demand was actually down, by about 16% relative to 2013. However, this number, outright, so this drop, underlines or, sorry, hides some of the very interesting underlying factors and details that were happening. So, we’re obviously using an industry standard, which is reporting year on year changes. So we are comparing it to the second quarter of 2013. And as it happened, the second quarter of 2013 was quite exceptional for the gold market, and many of your listeners, especially those who have been investing in gold, I’m sure are aware, that the price of gold dropped substantially last year, first in April and then back in June. Now, what not everybody realizes is that this actually created two very opposite dynamics.

So on the one hand, and this is what most investors, especially in the U.S. and Western markets saw, were heavy outflows by some investors, primarily, again, in these markets. So we saw outflows from ETFs and a dropping position in some of the futures positions and over-the-counter products and so on and so forth. Part of the market was getting out of the gold market. However, on the other hand, there was a surge in consumer demand. There was a very, very strong order for jewelry, small bars and coins, in both the East, so Asian markets and the Middle East, as well as in the West. We also saw a surge in demand also in the U.S. and in other parts of the developed market.

So as such, the second quarter of 2013 was a record quarter for consumer demand, so anything you compare to that, especially on the consumer front, obviously is going to look softer. However, if you take into consideration a slightly longer term view on this, you can see that, for example, while jewelry was down 30% in the second quarter of 2014, relative to the previous year, it was in fact 11% higher than the same period in 2012. So, again overall, just signaling an overall upward trend that actually started back in 2009, after the end of, or, you know, the bottom of the recessionary period or crisis.

Now, bar and coin demand also dropped from a record high, which was really, really high. It was about 600 tons or so of gold, in bars and coins, last year in 2013. So given the high level, you did see a drop from this level, within the range of what we’ve seen since the crisis. So there was a new sense, a new set of investors that start to look into gold for quite a while, but especially at the financial crisis, but then those demand numbers look more or less in line with that. Now the other part is that outflows from gold-backed ETFs that I mentioned earlier have also slowed down. So last year there were heavy outflows, and this year, actually, not only they have slowed down, we have started to see a positive net inflow into the asset class, so it hasn’t been a huge surge, but again, you know, they have stabilized.

And finally, one of the trends that is particularly interesting are central banks, which continue to be net buyers. Central banks, they have been primarily led by emerging markets, and just so people understand why central banks care about these. Well, most of these emerging markets central banks have a large exposure to the U.S. dollar in their foreign reserves. And they have been looking to diversify for a while now, with various different instruments, including other currencies, like the Euro and the yen and so on. But they all carry, you know, different risks and perspectives of these individual countries, or these individual regions. And as such, gold has become an important mix in the diversification portfolio in their foreign reserves. So, you know, we are poised actually, central banks have been buying, again emerging markets central banks, and we are poised to break or to go above, to have a year with demand from central banks in emerging markets higher than what we saw last year. At least, the indication is so far, for this first half of the year.

N: Juan Carlos, you mention central bank purchases of gold, and we know that China is very secretive about their purchases. But we also know that they are a major player here. Is there any way to discern how aggressive they are with their gold purchases?

JC: Yeah, so I think, Nathan, that China needs to be understood in the context of emerging markets central banks. And, as I was saying earlier, many of these central banks, you know, in contrast to developed markets central banks, which have very large gold reserves, as a byproduct of the Gold Standard and Breton Woods, you know back in the day and back four years ago or so. Emerging markets central banks have primarily U.S. treasuries as their reserves. So, many of these central banks, as any rational manager would do, or portfolio manager, they are trying to diversify some of the risk out of putting all of the reserves in a single currency. And gold has been a major component into this.

Now, I think that China is not an exception. Now, the last time that China reported an increase in their gold reserves was in 2009. And they don’t do that as periodically, or as often, as other central banks do.

Many other central banks do reporting every month or every quarter, or so on and so forth, and there hasn’t been any official announcement from China since 2009. However, many gold market analysts have pointed out that there has been an apparent surplus in the local market. In other words, once you take into consideration local supply, local mine production, which actually, China happens to be the largest gold producer, and then you remove the demand side, so how much has been bought by consumers and investors, and take into consideration the net imports to and from China, then there is this apparent surplus. These market analysts suggest that that surplus points to an unreported accumulation by the state. However, this hasn’t been confirmed, so there’s isn’t any official negation, there isn’t perhaps proof, there are just some views in the market that China has accumulated gold. However, as I said, I think that it needs to be understood on the context of the other emerging markets and how it plays out, and this applies really on the range from Latin American countries like Brazil, Mexico, Peru, as well as central banks in the Middle East, in Asia, in Eastern Europe, and certainly Russia, as one of the examples as well.

N: We’re visiting with Juan Carlos Artigas, Director of Investment Research at the World Gold Council. Juan Carlos, you mentioned demand for gold ETFs. Obviously gold ETFs and similar products do have an impact on gold demand. Now last year, we did see big outflows from gold ETFs, because investors were expecting a rise in interest rates. But you mentioned that flows are looking better this year. What do you make of this?

JC: Yeah, I think that it’s signaling perhaps a very interesting trend we’ve seen in ETFs all along. So gold-backed ETFs were introduced over a decade ago, 2003 to be precise. And the first gold-backed ETF in the U.S., which is SPDR Gold Shares, and it’s also known as GLD, was launched in November of 2004. You know, it currently holds approximately 800 tons of gold, which is equivalent to the gold reserves of Japan, but of course divided amongst about one million account holders, so really ranging from retail investors to large institutional investors. So since the launch of the first gold-backed ETF, there have been many others. And today, there are, worldwide, about 40 gold-backed ETFs worldwide. And an additional 20 to 25 other exchange traded products, notes and funds, and collectively, all of these, hold about 1,800 tons of gold.

Now, to put things into comparison, and I’ll tell you about 2014 in a minute, so, in 2012, these funds held about 2,700 tons of gold. And they lost about a third in 2013, for some of the reasons we mentioned before. Now last year, as I said, there were two marked trends. On the one hand, there were outflows from some sides of the investment world, including ETFs, but there were also heavy inflows from the retail consumer, in some sense, you know, while some investors in the West were saying, “Well, ok, this is where we are, we think that gold is going down, and so on and so forth, many consumers and retail investors saw this as an opportunity to buy gold for the long term because for them, they were finally able to acquire gold at a lower price than they had seen in previous years. So again, more of a long-term purchase.

Now, what we’ve seen this year is that through the half-year mark of 2014, there were still some net outflows, but once we include July and August into the mix, then we start to see net inflows. And even though they are small, they are pointing to a stabilization of the market. So the market has priced in, from our perspective, a lot of the movements that we will see on the back of the Fed. So we know that the Fed has been slowing down, or tapering, basically their purchases. We know as well that at some point, at one point or another, they will start to raise rates. There’s debate exactly as to when, but the sense is that the U.S. economy is in a better footing, so at some point, that will happen. What we believe is that a good portion of that has been priced in, so that’s one of the reasons why people have been looking getting into gold, once you have seen the price stabilized, and not drop as substantially as it did last year. Right, so once you have stability in the price, people start to say ok, this is not perhaps a capitulation from all aspects of the gold market, you know, as was the view at the end of last year. And some investors are starting to look into gold again, perhaps, as you guys were mentioning before, as a risk management tool as a risk management vehicle for any instances, as well, as a way to protect purchasing power against higher inflation or devaluation of a currency.

N: Can you explain this interplay between rising interest rates and gold? Because I think there are many investors who believe that since gold doesn’t pay any interest, as interest rates rise, that makes gold less attractive. How do you view this relationship between rising interest rates and gold prices?

JC: Yeah, and I think this is very interesting because I think that it has been widely discussed. It’s a topic that comes up over and over again. I think people have a sense, many investors have a sense that higher interest rates are necessarily negative for gold, and actually, our view, and not only our view, but research we’ve conducted actually shows that the reality’s a bit more interesting, more complex, and interesting. Because gold has two sides to it. There’s the consumer side and there’s the investment side. So, for an investor, it is true that higher interest rates increase the opportunity cost of investing in gold. In other words, if the bank is paying you more to put your money there and to keep your money there, then you’re going to analyze much more if you’re going to put your money into gold, or into anything else, for that matter. It really affects all assets, not only gold. So that basically moves money away from many assets and back into the bank. That’s basically the purpose of higher interest rates; you’re trying to cool down aspects of the economy so that it doesn’t result in higher inflation.

However, and this is a really important point, there is also the consumer side of gold, and as I mentioned before, consumer demand was quite strong last year, and it’s a very important component of gold. Not many people understand this, but more than 50% of demand for gold is actually consumer related, whether related to jewelry or applications through technology.

What that means is that if the Fed decides to increase interest rates, that basically means that the economy is in a good position, otherwise they wouldn’t do it, again, because they don’t want to trump economic growth once it’s in nascent recovery. Actually, that basically means that people have more discretionary money to spend. They will be buying more jewelry, they will be buying more luxury goods, and they will also be saving more, and part of the savings, do go to gold. So that’s one aspect of it. So there’s the investment side, that yes, high interest rates are going to have a negative impact on investment demand. But the economic conditions may actually be supportive of higher consumer demand, on one hand.

On the other hand, there’s also the fact that demand for gold is not only linked to the U.S.; it’s really a worldwide phenomenon. And while the U.S. is an important country for gold demand, it is really dwarfed by the level of demand that India, China and many other parts of the Asian and Middle Eastern markets collectively acquire every year. So actually, emerging markets overall account for about 70% of physical demand for gold, of consumer based gold demand. So it’s quite important and quite interesting.

And again, what is happening in the U.S. will affect U.S. investors, but there are very different dynamics that are happening around the world and higher incomes actually in many emerging markets regions have been supporting the gold demand trends for over ten years. So, the more income they have, the more they save. As we know, in Asia, saving rates are fairly high. So the point is that, or at least, history shows that when real interest rates are between 0-4%, and we are still in negative territory, and so we are not there yet, that doesn’t necessarily create a negative pressure on the price, so you still see returns, perhaps not as high in periods where interest rates are negative, but again, there are still supporting factors on gold. It is not, at least historically, until you go beyond 4%, on short term, in real interest rates, that you start to see more pressure in the system. And that’s, I think, quite important.

N: Ok, we have just a couple minutes left here. And Juan Carlos, you’ve done just a fantastic job covering the demand side of gold. I do want to make sure that we briefly talk about the supply side of gold. Can you give us just a general overview on what the current supply trends look like?

JC: Yeah so, this is another interesting part. As you said, I mean, I think that when you look at gold, it is important to look not only at the demand side, but also at the supply side, because in the end, it is a market that is going to be in equilibrium. And what we’ve seen is two interesting trends. First, mine production has been increasing. That shouldn’t be surprising in some sense, because as you said earlier in the show, the gold price has increased substantially, from basically $250 or so around 2000-2001, to the levels, now we are close to $1300. However, mine production, even though it has increased somewhat, it is not much, much, much higher than it was in the 2000s. So it hasn’t really benefitted as much, in part because of rising costs. Now, even though mine production has gone up, many market analysts, especially the ones that are focused on and do a lot of analysis on the supply side, think that eventually that will plateau and eventually start to come down, because of costs, because of the grade, the value or the amount of gold that is found in mines, and the lack of new discoveries.

So, that’s on the one hand, and the view is that gold mine production will likely stabilize, if not start to fall, over the next few years. At the same time, we’ve seen a reduction in recycled gold, which is another source of supply. So gold that comes back into the market varies in the form of jewelry or small bars or coins that are melted and brought back into the market. And recycled gold has been coming down every year, basically since 2009, so the supply side, actually, is quite restricted, and therefore, that leaves the demand trend, which has been supported from many of the factors that I mentioned, I think, in a good position.

N: Can you put into context just how much mined gold actually exists in the world today? Some people like to say that all the gold in the world could fit into two or three Olympic sized swimming pools, or would only construct a portion of the Washington monument. To close here today, could you just paint us a picture on how much gold actually exists?

JC: Absolutely, yes. It is estimated that there are about 177,000 tons of gold above ground, so in the surface supply of it, that have been mined for hundreds of thousands of years. If you were to put all of that into a single place, it would form a cube of about 67 feet by side, which you know, as you said, would actually fill about 2.5 swimming pools, and it would be worth about $8.5 trillion dollars. And half of that, in fact, is in the form of jewelry, around the world.

N: Juan Carlos, we’ll have to leave it there. Just tremendous insight into gold and gold demand. We certainly appreciate your time this morning.

JC: Thank you so much for the invitation, Nathan. It’s been a pleasure as usual.

N: Thank you. That was Juan Carlos Artigas, Director of Investment Research at the World Gold Council. And if you have any interest in gold whatsoever, I would certainly recommend visiting gold.org. The World Gold Council has some wonderful resources on gold and gold demand, as well as some pretty neat interactive tools. Again, the website is gold.org.

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